EXHIBIT 99.1

Osisko Announces Appointment of Paul Martin as Interim CEO

Board has commenced search for new President and CEO

MONTREAL, July 05, 2023 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (“Osisko” or the “Corporation”) (OR: TSX & NYSE) today announced the appointment of Mr. Paul Martin, an experienced mining executive, as its interim Chief Executive Officer, and the departure of its President and Chief Executive Officer, Mr. Sandeep Singh, effective immediately. Osisko’s Board of Directors has commenced a search for a new permanent President and Chief Executive Officer.

Mr. Martin has significant experience in multi-operational, internationally focused mining companies. His appointment will ensure a smooth transition and continuity of Osisko’s existing disciplined strategy while the Board undertakes its search for the new President and Chief Executive Officer.

Osisko also announced today that Mr. Sean Roosen will be transitioning from his role as Executive Chair of the Board to non-Executive Chair of the Board, effective immediately. This change reflects Mr. Roosen’s desire to focus more on his role at Osisko Development Corp., while maintaining his valuable insights and guidance within the Corporation.

“The Board remains committed to continuing our focus on prudent capital allocation and ensuring sustainable value creation,” said Ms. Joanne Ferstman, Osisko’s Lead Director, on behalf of the Board. “After careful consideration, the independent directors unanimously concluded that a change of CEO was necessary to best position Osisko for continued long-term success. As part of our commitment to continuous governance improvement, we are also pleased to announce Mr. Roosen’s transition into the more traditional role of Chair of the Board. We look forward to his continued significant contributions to sustainable value creation at Osisko.”

“I want to thank Mr. Martin for stepping into the interim role and facilitating a smooth transition as the Board undertakes a thorough search for our next Chief Executive Officer,” said Mr. Roosen, Chair of the Board. “Osisko is stronger than ever, and the changes announced today will best position us as we enter the next exciting growth phase of our business.”

Mr. Martin has more than 30 years of leadership experience in the mining industry. He served as President and Chief Executive Officer of Detour Gold Corporation from 2013 to 2018, after serving as Detour’s Chief Financial Officer from 2008 to 2013. He previously served as Chief Financial Officer and Vice President, Finance of New Gold Inc. from 2005 to 2008, and as Chief Financial Officer of Gabriel Resources Ltd. from 2000 to 2005. He currently serves as Chair of the Board of Red Pine Exploration Inc.

About Osisko Gold Royalties Ltd.

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company which holds a North American focused portfolio of over 180 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, one of Canada’s largest gold mines.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 #116 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability & Communications Tel: (514) 940-0670 #105 Email: htaylor@osiskogr.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, production estimates of Osisko’s assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (a) the prospects for identification and retainer of a new President and Chief Executive Officer, (b) the opportunities for capital allocation and sustainable value creation, (c) the ability to achieve continued long-term success, (d) the prospects for a next growth phase of the business of Osisko. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of any other factors that could cause actions, events or results to differ from those anticipated, the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.